Exhibit 12.1
Cumulus Media Inc.
Computation of Ratio of Earnings to Fixed Charges

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Year Ended December 31,
	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense	$116,675	$127,980	$130,559	$134,680	$166,110
Amortization of debt discount and debt interest costs	9,394	9,961	9,541	9,493	9,919
Total fixed charges	$126,069	$137,941	$140,100	$144,173	$176,029

Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$(370,291)	$(536,874)	$(592,334)	$22,023	$(24,851)
Add: fixed charges	126,069	137,941	140,100	144,173	176,029
Less: preferred stock dividends	—	—	—	—	(10,676)
Total earnings available for fixed charges	$(244,222)	$(398,933)	$(452,234)	$166,196	$140,502

Ratio of earnings to fixed charges	*	*	*	1.15	*

* Earnings for the years ended December 31, 2017, 2016, 2015, and 2013, were inadequate to cover fixed charges. The coverage deficiency for these years was $370,291, $536,874, $592,334, and $35,527,  respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes, non-controlling interest, plus fixed charges. Fixed charges consist of interest expense and amortized discounts, and preference security dividend requirements.